UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-13-60

ANNUAL REPORT

For the Period

Beginning January 1, 2004 and Ending December 31, 2004

TO THE

U. S. SECURITIES AND EXCHANGE COMMISSION

OF

DOMINION RESOURCES SERVICES COMPANY, INC.

A Subsidiary Service Company

Date of Incorporation: October 14, 1999

State or Sovereign Power under which Incorporated or Organized: Virginia

Location of Principal Executive Offices of Reporting Company:

120 Tredegar Street
Richmond, VA 23219

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Steven A. Rogers, Vice President & Controller

120 Tredegar Street
Richmond, VA 23219

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

Dominion Resources, Inc.

INSTRUCTIONS FOR USE OF FORM U-13-60

1. TIME OF FILING. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. NUMBER OF COPIES. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3. PERIOD COVERED BY REPORT. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(b)).

6. DEFICITS DISPLAYED. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01(c)).

7. MAJOR AMENDMENTS OR CORRECTIONS. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART. The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

12. COLLECTION OF INFORMATION. The information requested by this form is being collected because rules 93 and 94 of the Public Utility Holding Company Act of 1935 ("Act") require it. The Commission uses this information to determine the existence of detriments to interests the Act is designed to protect. The Commission estimates that it will take each respondent thirteen and one-half (13.5) hours to respond to this collection of information. A response to this form is mandatory. Without approval by the Commission, holding companies would be in violation of the Act. The information on this form will not be kept confidential. An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number.

 LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

Description of Schedules and Accounts	Schedule or Account Number	Page Number

COMPARATIVE BALANCE SHEET	Schedule I	1-2
Service Company Property	Schedule II	3-4
Accumulated Provision for Depreciation and Amortization of Service Company Property	Schedule III	5
Investments	Schedule IV	6
Accounts Receivable from Associate Companies	Schedule V	7-8
Fuel Stock Expenses Undistributed	Schedule VI	9
Stores Expense Undistributed	Schedule VII	10
Miscellaneous Current and Accrued Assets	Schedule VIII	11
Miscellaneous Deferred Debits	Schedule IX	12
Research, Development, or Demonstration Expenditures	Schedule X	13
Proprietary Capital	Schedule XI	14-15
Long-Term Debt	Schedule XII	16
Current and Accrued Liabilities	Schedule XIII	17-18
Notes to Financial Statements	Schedule XIV	19-21

COMPARATIVE STATEMENT OF INCOME	Schedule XV	22
Analysis of Billing - Associate Companies	Account 457	23-24
Analysis of Billing - Non associate Companies	Account 458	25
Analysis of Charges for Service - Associate and Non associate Companies	Schedule XVI	26
Schedule of Expense by Department or Service Function	Schedule XVII	27-30
Departmental Analysis of Salaries	Account 920	31
Outside Services Employed	Account 923	32-37
Employee Pensions and Benefits	Account 926	38
General Advertising Expenses	Account 930.1	39
Miscellaneous General Expenses	Account 930.2	40
Rents	Account 931	41
Taxes Other than Income Taxes	Account 408	42
Donations	Account 426.1	43-47
Other Deductions	Account 426.5	48
Notes to Statement of Income	Schedule XVIII	49
METHODS OF ALLOCATION		50
ORGANIZATION CHART		51
ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED		52-53
EXHIBIT I

ANNUAL REPORT OF: Dominion Resources Services, Inc.
SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31
of the current and prior year

		As of December 31
Account	Assets and Other Debits	Current 2004	Prior 2003
		(In Thousands)
	SERVICE COMPANY PROPERTY
101	Service company property (Schedule II)	$ 66,400	$ 65,168
107	Construction work in progress (Schedule II)	8,833	8,777

	Total Property	75,233	73,945

108	Less accumulated provision for depreciation
	and amortization of service company property (Schedule III)	24,940	41,340

	Net Service Company Property	50,293	32,605

	INVESTMENTS
123	Investments in associate companies (Schedule IV)	-	-
124	Other investments (Schedule IV)	126,880	110,547

	Total Investments	126,880	110,547

	CURRENT AND ACCRUED ASSETS
131	Cash	20	129
134	Special deposits	3,224	7,131
135	Working funds	-	-
136	Temporary cash investments (Schedule IV)	-	-
141	Notes receivable	-	-
143	Accounts receivable	4,147	6,817
144	Accumulated provision for uncollectible accounts	-	-
146	Accounts receivable from associate companies (Schedule V)	47,425	48,217
152	Fuel stock expenses undistributed (Schedule VI)	-	-
154	Materials and supplies	-	-
163	Stores expense undistributed (Schedule VII)	-	-
165	Prepayments	12,430	9,097
174	Miscellaneous current and accrued assets (Schedule VIII)	-	-

	Total Current and Accrued Assets	67,246	71,391

	DEFERRED DEBITS
181	Unamortized debt expense	-	-
184	Clearing accounts	-	132
186	Miscellaneous deferred debits (Schedule IX)	130,326	138,164
188	Research, development, or demonstration expenditures (Schedule X)	-	-
190	Accumulated deferred income taxes	14,576	15,500

	Total Deferred Debits	144,902	153,796

	TOTAL ASSETS AND OTHER DEBITS	$389,321	$368,339

ANNUAL REPORT OF: Dominion Resources Services, Inc.
SCHEDULE I - COMPARATIVE BALANCE SHEET

		As of December 31
Account	Liabilities and Proprietary Capital	Current 2004	Prior 2003
		(In Thousands)
	PROPRIETARY CAPITAL
201	Common stock issued (Schedule XI)	$ 56,357	$ 56,357
211	Miscellaneous paid-in-capital (Schedule XI)	62,841	33,504
215	Appropriated retained earnings (Schedule XI)	-	-
216	Unappropriated retained earnings (Schedule XI)	-	-
219	Accumulated other comprehensive income (loss)	(12,041)	(14,201)

	Total Proprietary Capital	107,157	75,660

	LONG-TERM DEBT
223	Advances from associate companies (Schedule XII)	-	-
224	Other long-term debt (Schedule XII)	-	-
225	Unamortized premium on long-term debt	-	-
226	Unamortized discount on long-term debt-debit	-	-

	Total Long-Term Debt	-	-

	CURRENT AND ACCRUED LIABILITIES
231	Notes payable	-	-
232	Accounts payable	10,491	8,565
233	Notes payable to associate companies (Schedule XIII)	31,506	24,959
234	Accounts payable to associate companies (Schedule XIII)	4,018	1,702
236	Taxes accrued	44	1,731
237	Interest accrued	-	-
238	Dividends declared	-	-
241	Tax collections payable	-	71
242	Miscellaneous current and accrued liabilities (Schedule XIII)	38,017	81,423

	Total Current and Accrued Liabilities	84,076	118,451

	DEFERRED CREDITS
253	Other deferred credits	196,668	158,735
255	Accumulated deferred investment tax credits	-	-

	Total Deferred Credits	196,668	158,735

282	ACCUMULATED DEFERRED INCOME TAXES	1,420	15,493

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	$389,321	$368,339

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

SCHEDULE II - SERVICE COMPANY PROPERTY

Account	Description	Balance At Beginning of Year	Additions	Retirements or Sales	Other Changes (1)	Balance At Close of Year

301	Organization	$ -	$ -	$ -	$ -	$ -
303	Miscellaneous Intangible Plant	6,988	4,579	(2,352)	-	9,215
304	Land and Land Rights	-	-	-	-	-
305	Structures and Improvements	11,118	296	-	-	11,414
306	Leasehold Improvements	-	-	-	-	-
307	Equipment (2)	22,381	2,223	(13,766)	-	10,838
308	Office Furniture and Equipment	24,641	7,087	(8,937)	-	22,791
309	Automobiles, Other Vehicles and Related Garage Equipment	40	-	-	-	40
310	Aircraft and Airport Equipment	-	12,102	-	-	12,102
311	Other Service Company Property (3)	-	-	-	-	-

	SUBTOTAL	65,168	26,287	(25,055)	-	66,400

107	Construction Work in Progress (4)	8,777	56	-	-	8,833
	TOTAL	$73,945	$26,343	$(25,055)	$ -	$75,233

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

SCHEDULE II - Continued

(1) Provide an explanation of those changes considered material: N/A

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:
Subaccount Description	Additions	Balance At Close of Year

Data Processing Equipment	$2,082	$ 8,153
Laboratory Equipment	-	329
Communication Equipment	-	1,292
Miscellaneous Equipment	141	1,064

TOTAL - Account 307	$2,223	$10,838

Office Furniture and Equipment	$1,527	$ 6,712
Property Under Capital Lease	5,560	16,079

TOTAL - Account 308	$7,087	$22,791

(3) Describe other service company property: N/A

(4) Describe Construction Work in Progress:
Software	$7,749
Renovation/New Office Furniture	222
Network Upgrade	838
Miscellaneous	24

$8,833

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF SERVICE COMPANY PROPERTY

Account	Description	Balance At Beginning of Year	Additions Charged To Account 403	Retirements	Other Changes Add (Deduct) (1)	Balance At Close of Year

301	Organization	$ -	$ -	$ -	$ -	$ -
303	Miscellaneous Intangible Plant	3,418	1,363	(2,352)	-	2,429
304	Land and Land Rights	-			-	-
305	Structures and Improvements	6,673	289	(9)	-	6,953
306	Leasehold Improvements	-	-	-	-	-
307	Equipment	16,950	1,671	(13,766)	-	4,855
308	Office Furniture and Equipment	14,290	4,989	(8,937)	-	10,342
309	Automobiles, Other Vehicles and Related Garage Equipment	9	5	-	-	14
310	Aircraft and Airport Equipment	-	347	-	-	347
311	Other Service Company Property	-	-	-	-	-

	TOTAL	$41,340	$8,664	$(25,064)	$ -	$24,940

(1) Provide an explanation of those changes considered material: N/A

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

SCHEDULE IV - INVESTMENTS

INSTRUCTIONS: Complete the following schedule concerning investments. Under Account 124, "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc. Under Account 136, "Temporary Cash Investments", list each investment separately.
Description	Balance At Beginning of Year	Balance At Close of Year

Account 123 - Investments in Associate Companies	$ -	$ -

Account 124 - Other Investments

Mellon Bank, N.A.
Grantor Trusts - Nonqualified Benefits and Deferred Compensation Arrangement	$103,921	$120,071

Pacific Life
Company-Owned Life Insurance Policies	6,626	6,809

TOTAL	$110,547	$126,880

Account 136 - Temporary Cash Investments	$ -	$ -

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

Instructions: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.
Description	Balance At Beginning of Year	Balance At Close of Year
Account 146 - Accounts Receivable from Associate Companies
CNG International Corporation	$ 145	$ 27
CNG Main Pass Gathering Corporation	2	-
CNG Oil Gathering Corporation	1	-
CNG Power Services Corporation	-	96
Consolidated Natural Gas Company	-	17
Dominion Armstrong Service Company Inc	32	32
Dominion Capital, Inc	1,202	517
Dominion Cove Point LNG, LP	298	265
Dominion Elwood Svcs Co, Inc.	91	369
Dominion Energy Kewaunee, Inc	-	106
Dominion Energy Marketing, Inc	470	723
Dominion Energy Service Co, Inc.	371	754
Dominion Energy, Inc.	3,865	1,244
Dominion Exploration & Production, Inc	3,154	3,911
Dominion Field Services, Inc	46	82
Dominion Greenbrier, Inc.	1	2
Dominion Iroquois, Inc.	6	4
Dominion Lands, Inc	12	35
Dominion Midwest Energy, Inc	1	-
Dominion Nuclear Connecticut, Inc	4,463	4,658
Dominion Nuclear North Anna LLC	44	-
Dominion Ohio ES, Inc.	3	-
Dominion Oklahoma Texas Exploration and Production	1,088	2,257
Dominion Pleasants Service	11	93
Dominion Products and Services, Inc	23	155
Dominion Reserves, Inc.	324	1,796
Dominion Resources, Inc.	650	-
Dominion Retail, Inc.	370	307
Dominion Transmission, Inc.	613	3,022
Dominion Troy Services Co.	43	126
DT Services, Inc	473	-
Fairless Energy, LLC	-	70
Hope Gas, Inc.	543	630
State Line Energy, LLC	258	553
The East Ohio Gas Company	3,949	3,929
The Peoples Natural Gas Co	1,891	1,398
Tioga Properties, LLC	2	1
Virginia Electric & Power Company	22,656	19,441
Virginia Power Energy Marketing, Inc.	1,099	720
Virginia Power Nuclear Services, Inc.	12	26
Virginia Power Services Energy Corp.	-	58
Virginia Power Services, Inc.	5	1
	$48,217	$47,425

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES (Concluded)

Analysis of Convenience or Accommodation Payments:	Benefits	Insurance & Other	Total Payments

Armstrong Energy Limited Partnership, LLC	$ -	$ 1	$ 1
Clearinghouse Ventures, Inc.	-	19	19
CNG International, Inc.	-	15	15
CNG Main Pass Gas Gathering Corp.	-	79	79
CNG Oil Gathering Corp	-	65	65
CNG Power Services Corp.	-	32	32
Dominion Appalachian Development, Inc.	-	1	1
Dominion Black Warrior Basin, Inc.	-	1	1
Dominion Capital, Inc.	-	70	70
Dominion Cleveland Thermal, Inc.	-	90	90
Dominion Cove Point LNG, LP	382	1,447	1,829
Dominion Elwood Services Company, Inc.	-	6	6
Dominion Energy Marketing, Inc.	276	124	399
Dominion Energy Services Company, Inc.	17	76	93
Dominion Energy, Inc.	3,366	6,934	10,300
Dominion Exploration & Production, Inc.	7,657	11,248	18,905
Dominion Field Services, Inc.	163	47	210
Dominion Lands, Inc.	-	65	65
Dominion Midwest Energy, Inc.	-	7	7
Dominion Nuclear Connecticut, Inc.	7,364	1,385	8,749
Dominion Oklahoma Texas Explor. & Prod.	-	3,047	3,047
Dominion Products & Services, Inc.	-	49	49
Dominion Reserves, Inc.	-	1,624	1,624
Dominion Resources, Inc.	-	104	104
Dominion Retail, Inc.	432	159	591
Dominion Technical Solutions, Inc.	845	104	949
Dominion Telecom Services, Inc.	505	63	568
Dominion Transmission, Inc.	9,380	4,978	14,358
Hope Gas, Inc.	4,580	583	5,163
Pleasants Energy, LLC	-	1	1
State Line Energy, LLC	87	36	123
The East Ohio Gas Company	10,031	2,976	13,007
The Peoples Natural Gas Company	5,190	1,888	7,079
Tioga Properties, LLC	-	1	1
Virginia Electric & Power Company	63,285	21,965	85,250
Virginia Power Energy Marketing, Inc.	678	45	723
Virginia Power Services Energy Corp., Inc.	-	66	66

TOTAL PAYMENTS	$114,238	$59,401	$173,639

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

Description	Labor	Expenses	Total

Account 152 - Fuel Stock Expenses Undistributed	$ -	$ -	$ -

TOTAL	$ -	$ -	$ -

Summary: Not Applicable

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

Description	Labor	Expenses	Total

Account 163 - Stores Expense Undistributed	$ -	$ -	$ -

TOTAL	$ -	$ -	$ -

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

Description	Balance At Beginning of Year	Balance At Close of Year

Account 174 - Miscellaneous Current and Accrued Assets
	$ -	$ -

TOTAL	$ -	$ -

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.
Description	Balance At Beginning of Year	Balance At Close of Year

Account 186 - Miscellaneous Deferred Debits

Prepaid Pension Costs - Non-Current	$118,829	$106,256
Intangible Asset - Minimum Pension Liability	19,300	21,557
Prepaid Revolver Fees	-	1,704
Derivative Assets	35	686
Prepaid Inventory Management contract	-	123

TOTAL	$138,164	$130,326

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

SCHEDULE X - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

Description	Amount

Account 188 - Research, Development, or Demonstration Expenditures	$ -

TOTAL	$ -

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004

SCHEDULE XI - PROPRIETARY CAPITAL
Account Number	Class of Stock	Number of Shares Authorized	Par or Stated Value Per Share	Outstanding No. of Shares	Close of Period Total Amount

201	Common Stock Issued	1,000	no par	201	$ 56,357

INSTRUCTIONS: Classify amounts in each account with brief explanation disclosing the general nature of transactions which gave rise to the reported amounts.
Description	Amount

Account 211 - Miscellaneous Paid-In Capital
Tax benefit for stock options exercised	$61,177
Contribution made by DRI	1,664
$62,841

Account 215 - Appropriated Retained Earnings	$ -

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004

SCHEDULE XI - PROPRIETARY CAPITAL - (Continued)

Description	Balance At Beginning of Year	Net Income or (Loss)	Dividends Paid	Balance At Close of Year

Account 216
Unappropriated
Retained Earnings	$ -	$ -	$ -	$ -

TOTAL	$ -	$ -	$ -	$ -

Account 219
Accumulated Other
Comprehensive Income (1)	$(14,201)	$2,160	$ -	$(12,041)

TOTAL	$(14,201)	$2,160	$ -	$(12,041)

(1) Represents additional minimum pension liability pursuant to Statement of Financial Accounting Standards No. 87, Employers' Accounting For Pensions, and changes in fair value of cash flow hedges.

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004

SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.
Terms of Oblig Class & Series of Obligation	Date of Maturity	Interest Rate	Amount Authorized	Balance at Beginning of Year	Additions (1)	Deductions	Balance at Close of Year

Account 223 - Advances from Associate Companies:			$ -	$ -	$ -	$ -	$ -

Account 224 - Other Long-Term Debt:			-	-	-	-	-

			$ -	$ -	$ -	$ -	$ -

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.
Description	Balance at Beginning of Year	Balance at Close of Year

Account 233 - Notes Payable to Associate Companies

Money Pool Interest	$ 46	$ 109
Money Pool Principal	24,913	31,397
TOTAL	$24,959	$31,506

Account 234 - Accounts Payable to Associate Companies

Consolidated Natural Gas Company	$ 813	$ -
Dominion Cleveland Thermal, LLC	138	-
Dominion Energy Terminal Co.	19	-
Dominion Resources, Inc.	-	1,361
Dominion Technical Solutions, Inc.	626	2,653
Dominion Telecom, Inc.	102	-
Under $10,000 (5 items)	4	4

TOTAL	$1,702	$4,018

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES (concluded)

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.
Description	Balance at Beginning of Year	Balance at Close of Year

Account 242 - Miscellaneous Current and Accrued Liabilities

Accrued Bank Fees	$ 1,321	$ 601
Accrued Consultant Expenses	397	182
Accrued Contractor Expenses	329	258
Accrued Equipment Maintenance/Purchase Expense	251	379
Accrued Facilities Expenses	129	1
Accrued Incentive Pay	37,409	-
Accrued Lease Termination	2,039	1,470
Accrued Legal Expenses	4,699	149
Accured Recruiting Expense	57	-
Accrued Rent Expense	771	246
Accrued Severance Expense	5,061	1,215
Accrued Vacation Expense	19,442	22,389
Appropriated Unclaimed Property	188	129
Capital Lease Obligations - Current	3,285	3,869
Employee Contributions - Benefit Plans	1,468	1,674
Payroll Withholdings	1,150	1,575
Reserve for IBNR Claims	3,414	3,862
Miscellaneous Current & Accrued Liab. (19 items)	13	18

TOTAL	$81,423	$38,017

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

  Dominion Resources Services, Inc. (the Company or DRS) is a subsidiary of Dominion Resources, Inc. (DRI or Dominion), a public utility holding company. The company provides certain administrative, management, and support services to the associate companies in the Dominion system.

  Basis of Presentation

  The financial statements are prepared in accordance with the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies.

  Property, Plant and Equipment and Depreciation

  The property, plant and equipment accounts, recorded at original cost, consist of labor, materials, services and, where appropriate, capitalized interest. The cost of maintenance and repairs is charged to the appropriate operating expense account. The cost of additions and replacement is charged to the appropriate plant account, except that the cost of minor additions and replacements, as provided in the Uniform System of Accounts, is charged to maintenance expense.

  Depreciation and amortization of plant are recorded over the projected service lives of plant assets by application of a straight line method.

  Dominion System Money Pool

  Certain Dominion companies participate in a consolidated Dominion Money Pool. Pool funds are segregated into two separate accounts, serving public utility company participants and non-public utility company participants, respectively. The Pool is administered by DRS on behalf of the participants. DRS participates in the Pool as well, and was in a net borrowing position of $31.4 million at the end of 2004.

  ANNUAL REPORT OF: Dominion Resources Services, Inc.
  For the Year Ended December 31, 2004

  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS - CONTINUED

  Participants contribute the amount of their available funds to the Pool based on cash flow projections. The short-term financing requirements of participants, with the exception of the DRI and Consolidated Natural Gas (CNG) Parent Companies, are satisfied by advances from the Pool. After satisfaction of the borrowing needs of participants and after any possible prepayment of outstanding indebtedness, DRS, as agent for the Pool, invests the excess funds on a short-term basis. Participants providing funds to the Pool share in the interest earned on these investments on a basis proportionate to their investment in the Pool. Participants borrowing from the Pool pay interest generally at a rate equivalent to the effective cost of short-term borrowings to the DRI Parent Company. Participants may withdraw their investments in the Pool at any time. Borrowings from the Pool are payable on demand, and may be prepaid at any time without premium or penalty.

  Income Taxes

  The company files a consolidated federal income tax return and participates in an intercompany tax allocation agreement with DRI and its subsidiaries. The company's current income taxes are based on its taxable income determined on a separate company basis. Pursuant to SEC Rule 45(c), the cash benefits associated with certain DRI tax losses are allocated to the subsidiaries.

  PENSION AND OTHER BENEFIT PROGRAMS

  Pension Program

  All employees of the Company are covered under the Dominion Resources, Inc. Retirement Plan (the Plan), a qualified noncontributory defined benefit pension plan. Benefits payable under the Plan are based primarily on each employee's years of service, age and compensation. The Plan is funded on an annual basis in accordance with the provisions of the Employment Retirement Income Security Act of 1974. The Company's net periodic pension cost under the Plan was $12.6 million for year 2004. Under the terms of its benefit plans, the Company reserves the right to change, modify or terminate the plans. The pension program also includes the payment of benefits to certain retired executives under company-sponsored nonqualified employee benefit plans.

  Certain of these nonqualified benefit plans are funded through contributions to a grantor trust. In accordance with SFAS 87, additional minimum liability, intangible asset and accumulated other comprehensive income related to the nonqualified plans have been recorded.

  Other Postretirement Benefits

  In addition to providing pension benefits, the Company participates in certain health care and life insurance benefit plans for retired employees. These benefits are provided through insurance companies and other providers. The plans are both contributory and noncontributory, depending on age, retirement date, and the plan elected by the employee. Most of the medical plans contain cost-sharing features such as deductibles and coinsurance. For certain of the contributory medical plans, retiree contributions and cost sharing features are adjusted annually. The Company's net periodic benefit cost was $21.4 million for year 2004.

  ANNUAL REPORT OF: Dominion Resources Services, Inc.
  For the Year Ended December 31, 2004

  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS - CONTINUED

  DERIVATIVE AND HEDGE ACCOUNTING

  Derivatives are recognized on the balance sheet at fair value and are recorded as Derivative Assets or Derivative Liabilities. DRS designates all derivative instruments as cash flow hedges for accounting purposes. For all cash flow hedges, DRS formally documents the relationship between the hedging instrument and the hedged item, as well as the risk management objective and strategy for using the hedging instrument. DRS assesses whether the hedge relationship between the derivative and the hedged item is highly effective in offsetting changes in cash flows both at the inception of the hedge and on an ongoing basis. Any change in fair value of the derivative that is not effective in offsetting changes in the fair value of the hedged item is recognized currently in earnings. Further, for derivatives that have ceased to be highly effective hedges, DRS discontinues hedge accounting prospectively.

  Currently, DRS uses interest rate swap transactions to hedge the variability in cash flows of certain lease payments attributable to changes in interest rates. For these cash flow hedge transactions, changes in the fair value of the derivatives are reported in Accumulated Other Comprehensive Income (AOCI) until earnings are affected by the hedged item. Gains and losses on these derivatives, when recognized, are included in Rent Expense.

  COMMITMENTS AND CONTINGENCIES

DRS leases various facilities, vehicles, aircraft and equipment under both operating and capital leases. Rental expense incurred in the year 2004 was $27.0 million and is included in the Statement of Income. Included in rental expense is $18.9 million related to payments to Affiliated Companies and SPEs, primarily for office space and aircraft. Contingent and sublease rentals were not material. Future minimum rental payments in the aggregate amount to $32.3 million and for the years 2005 through 2009 are: $11.2 million; $8.9 million; $6.5 million; $2.8 million and $.2 million, exclusive of payments to Affiliates.

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Years Ended December 31, 2004 and 2003
(In Thousands)

SCHEDULE XV - COMPARATIVE STATEMENT OF INCOME

Account	Description	Current Year 2004	Prior Year 2003
INCOME
457	Services rendered to associate companies	$556,649	$578,749
458	Services rendered to non-associate companies	-	-
421	Miscellaneous income or loss	5,255	22,938
	TOTAL INCOME	561,904	601,687

EXPENSE
912-13	Marketing and Advertising	-	-
920	Salaries and wages	246,267	276,354
921	Office supplies and expenses	48,965	45,392
922	Administrative expense transferred - credit	-	-
923	Outside services employed	79,167	104,813
924	Property insurance	223	222
925	Injuries and damages	637	(62)
926	Employee pensions and benefits	84,808	69,417
928	Regulatory commission expense	-	-
930.10	General advertising expenses	5,109	6,979
930.20	Miscellaneous general expenses	8,862	14,446
931	Rents	27,022	27,065
932	Maintenance of structures and equipment	27,416	24,833
403	Depreciation and amortization expense	8,666	8,731
408	Taxes other than income taxes	20,945	19,534
409	Income taxes	14,351	(8,304)
410	Provision for deferred income taxes	7,092	18,561
411	Provision for deferred income taxes - credit	(21,443)	(10,258)
411.50	Investment tax credit	-	-
426.10	Donations	1,110	1,432
426.50	Other deductions	1,082	1,071
427	Interest on long-term debt	542	679
430	Interest on debt to associate companies	1,083	701
431	Other interest expense	-	81
	TOTAL EXPENSE	561,904	601,687

	Net Income or (Loss)	$ -	$ -

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

ANALYSIS OF BILLING

ASSOCIATE COMPANIES - ACCOUNT 457

Name of Associate Company	Direct Costs Charged	Indirect Costs Charged	Compensation For Use of Capital	Total Amount Billed
	457-1	457-2	457-3

CNG Coal Company	$ 2	$ -	$ -	$ 2
CNG International Corporation	105	38	-	143
Dominion Iroquois Inc.	57	19	-	76
CNG Main Pass Gas Gathering Corporation	19	3	-	22
CNG Oil Gathering Corporation	8	2	-	10
CNG Pipeline Company	-	-	-	-
CNG Power Services Corporation	157	65	1	223
Consolidated Natural Gas Company	404	126	2	532
Dominion Alliance Holding, Inc.	9	1	-	10
Dominion Armstrong Services Company, Inc.	297	111	1	409
Dominion Capital, Inc.	3,879	1,113	16	5,008
Dominion Cleveland Thermal, Inc.	468	188	2	658
Dominion Cove Point LNG LLC	2,254	711	10	2,975
Dominion Elwood Services Company, Inc.	921	422	4	1,347
Dominion Energy Clearinghouse Canada	116	96	1	212
Dominion Energy, Inc.	15,012	4,470	57	19,539
Dominion Energy Marketing, Inc.	8,399	2,947	37	11,383
Dominion Energy Services Company, Inc.	3,184	1,190	13	4,387
Dominion Energy Terminal Company, Inc.	(11)	(3)	-	(14)
Dominion Exploration & Production, Inc.	21,889	7,693	95	29,677
Dominion Field Services, Inc.	728	373	3	1,104
Dominion Greenbrier, Inc.	7	3	-	10
Greenbrier Pipeline Company, LLC	44	12	-	56
Dominion Lands, Inc.	144	34	1	179
Dominion Nuclear Connecticut, Inc.	32,185	10,909	133	43,227
Dominion Nuclear North Anna, LLC	482	146	2	630
Dominion Ohio ES, Inc.	3	1	-	4
Dominion Oklahoma Texas E&P, Inc.	8,416	3,374	38	11,828
Dominion Pleasants Services Company, Inc.	392	157	2	551
Dominion Products & Services, Inc.	1,242	380	5	1,627
Dominion Reserves, Inc.	5,215	2,221	24	7,460
Dominion Resources, Inc.	7,917	2,338	32	10,287
Dominion Retail, Inc.	3,526	1,084	15	4,625
State Line Energy, LLC	2,239	846	9	3,094
Dominion Technical Solutions, Inc.	845	303	4	1,152
DT Services, Inc.	1,382	340	4	1,726
Dominion Transmission, Inc.	24,102	7,798	103	32,003
Dominion Troy Services Company, Inc.	449	182	2	633
Hope Gas, Inc.	7,544	1,797	22	9,363
The East Ohio Gas Company	38,237	11,407	147	49,791
The Peoples Natural Gas Company	19,143	4,785	59	23,987
Tioga Properties, LLC	7	2	-	9

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

ANALYSIS OF BILLING
ASSOCIATE COMPANIES - ACCOUNT 457 (continued)

Name of Associate Company	Direct Costs Charged	Indirect Costs Charged	Compensation For Use of Capital	Total Amount Billed

Virginia Electric and Power Company	198,686	63,554	789	263,029
Virginia Power Energy Marketing, Inc.	9,605	3,303	41	12,949
Virginia Power Nuclear Services Company	174	49	1	224
VP Property, Inc.	28	10	-	38
Virginia Power Services, Inc.	26	9	-	35
Virginia Power Services Energy Corp. Inc.	344	84	1	429

TOTALS	$420,280	$134,693	$1,676	$556,649

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

ANALYSIS OF BILLING
NON-ASSOCIATE COMPANIES - ACCOUNT 458

Name of Non-associate Company	Direct Cost Charged	Indirect Cost Charged	Compensation For Use of Capital	Total Cost	Excess or Deficiency	Total Amount Billed
	458-1	458-2	458-3		458-4

None

TOTAL	$ -	$ -	$ -	$ -	$ -	$ -

INSTRUCTION: Provide a brief description of the services rendered to each non associate company: Not Applicable

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Period January 1, 2004 to December 31, 2004
(In Thousands)

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICES

ASSOCIATE AND NON-ASSOCIATE COMPANIES

		Associate Company Charges			Non-associate Company Charges			Total Charges for Service
	Description of Items	Direct Cost	Indirect Cost	Total	Direct Cost	Indirect Cost	Total	Direct Cost	Indirect Cost	Total

920	Salaries & Wages	$246,267	$ -	$246,267	$ -	$ -	$ -	$246,267	$ -	$246,267
921	Office Supplies & Exp	48,965	-	48,965	-	-	-	48,965	-	48,965
923	Outside Svcs Employed	79,167	-	79,167	-	-	-	79,167	-	79,167
924	Insurance-General Property	-	223	223	-	-	-	-	223	223
925	Injuries & Damages	-	637	637	-	-	-	-	637	637
926	Emp. Pensions & Benefits	-	84,808	84,808	-	-	-	-	84,808	84,808
930	Gen'l Advertising Exp	5,109	-	5,109	-	-	-	5,109	-	5,109
930	Misc General Expenses	8,862	-	8,862	-	-	-	8,862	-	8,862
931	Rents	5,113	21,909	27,022	-	-	-	5,113	21,909	27,022
932	Main of Struct & Equip	27,416	-	27,416	-	-	-	27,416	-	27,416
403	Depreciation & Amortization Exp	3,363	5,303	8,666	-	-	-	3,363	5,303	8,666
408	Taxes other than Income	-	20,945	20,945	-	-	-	-	20,945	20,945
409	Income Taxes	-	14,351	14,351	-	-	-	-	14,351	14,351
410	Deferred Income Taxes	-	7,092	7,092	-	-	-	-	7,092	7,092
411	Deferred Income Taxes Credit	-	(21,443)	(21,443)	-	-	-	-	(21,443)	(21,443)
426	Donations	1,110	-	1,110	-	-	-	1,110	-	1,110
427	Other Deductions	1,082	-	1,082	-	-	-	1,082	-	1,082
427	Interest on Long-Term Debt	-	542	542	-	-	-	-	542	542
431	Other Interest Expense	-	-	-	-	-	-	-	-	-
	Subtotal Expenses	426,454	134,367	560,821	-	-	-	426,454	134,367	560,821

430	Interest on Debt to Associate Companies	-	1,083	1,083	-	-	-	-	1,083	1,083

	Total Expenses	426,454	135,450	561,904	-	-	-	426,454	135,450	561,904

421	Miscellaneous Gain / Loss	(3,258)	(1,997)	(5,255)	-	-	-	(3,258)	(1,997)	(5,255)

	TOTAL COST OF SERVICES	$423,196	$133,453	$556,649	$ -	$ -	$ -	$423,196	$133,453	$556,649

INSTRUCTION: Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis of billing schedule.

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Period January 1, 2004 to December 31, 2004
(In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
DEPARTMENT OR SERVICE FUNCTION

FERC	Description	TOTAL	Overhead	Accounting	Auditing	Business and Operations Svc.	Corporate Planning

920	Salaries & Wages	$246,267	$-	$12,375	$2,863	$23,183	$2,726
921	Office Supplies & Exp	48,965	609	1,119	253	18,600	60
923	Outside Svcs Employed	79,167	115	3,268	418	5,445	10
924	Insurance-General Property	223	54	-	-	169	-
925	Injuries & Damages	637	424	-	-	79	-
926	Emp. Pensions & Benefits	84,808	-	3,287	803	7,113	617
930.1	Gen'l Advertising Exp	5,109	-	-	-	8	-
930.2	Misc General Expenses	8,862	24	(675)	-	262	-
931	Rents	27,022	22,378	3	-	1,787	-
932	Main of Struct & Equip	27,416	(33)	35	10	2,666	20
403	Depreciation & Amortization Exp	8,666	4,008	17	-	610	-
408	Taxes other than Income	20,945	1,047	1,189	233	2,186	198
409	Income Taxes	14,351	14,351	-	-	-	-
410	Deferred Income Taxes	7,092	7,092	-	-	-	-
411	Deferred Income Taxes Credit	(21,443)	(21,443)	-	-	-	-
426.1	Donations	1,110	-	-	-	3	-
426.5	Other Deductions	1,082	-	3	-	6	-
427	Interest on Long-Term Debt	542	542	-	-	-	-
430	Interest on Debt to Assoc. Co.'s	1,083	1,083	-	-	-	-
431	Other Interest Expense	-	-	-	-	-	-

	Total Expenses	$561,904	$30,251	$20,621	$4,580	$62,117	$3,631

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Period January 1, 2004 to December 31, 2004
(In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
DEPARTMENT OR SERVICE FUNCTION (continued)

	Description of Items	Corporate Secretary	Customer Service	Employee Benefits	Energy Marketing	Environmental Compliance	Executive and Administrative

920	Salaries & Wages	$1,162	$ 1,814	$1,210	$4,696	$ 6,547	$39,798
921	Office Supplies & Exp	575	111	131	566	577	4,227
923	Outside Svcs Employed	780	12,977	747	370	1,039	1,986
924	Insurance-General Property	-	-	-	-	-	-
925	Injuries & Damages	-	-	-	-	21	8
926	Emp. Pensions & Benefits	407	972	238	1,267	1,828	26,323
930.1	Gen'l Advertising Exp	-	-	-	-	-	-
930.2	Misc General Expenses	44	-	-	-	427	69
931	Rents	-	-	-	-	17	94
932	Main of Struct & Equip	178	435	-	-	169	739
403	Depreciation & Amortization Exp	-	22	-	-	20	-
408	Taxes other than Income	98	151	168	341	541	2,473
409	Income Taxes	-	-	-	-	-	-
410	Deferred Income Taxes	-	-	-	-	-	-
411	Deferred Income Taxes Credit	-	-	-	-	-	-
426.1	Donations	-	-	-	-	-	133
426.5	Other Deductions	-	-	-	-	-	161
427	Interest on Long-Term Debt	-	-	-	-	-	-
430	Interest on Debt to Assoc. Co.'s	-	-	-	-	-	-
431	Other Interest Expense	-	-	-	-	-	-

	TOTAL EXPENSES	$3,244	$16,482	$2,494	$7,240	$11,186	$76,011

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Period January 1, 2004 to December 31, 2004
(In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
DEPARTMENT OR SERVICE FUNCTION (continued)

	Description of Items	Exploration and Development	External Affairs	Human Resources	Information Technology	Investor Relations	Legal and Regulatory

920	Salaries & Wages	$137	$6,907	$14,085	$ 70,522	$237	$ 7,535
921	Office Supplies & Exp	-	2,463	1,600	13,737	336	765
923	Outside Svcs Employed	-	3,093	2,608	25,319	159	1,954
924	Insurance-General Property	-	-	-	-	-	-
925	Injuries & Damages	-	1	-	2	-	-
926	Emp. Pensions & Benefits	34	1,864	4,499	20,626	69	1,663
930.1	Gen'l Advertising Exp	-	5,108	(14)	7	-	-
930.2	Misc General Expenses	-	95	191	66	-	4
931	Rents	-	(88)	35	2,518	41	18
932	Main of Struct & Equip	-	64	80	22,949	-	34
403	Depreciation & Amortization Exp	-	-	12	2,652	-	-
408	Taxes other than Income	9	552	1,228	6,139	18	484
409	Income Taxes	-	-	-	-	-	-
410	Deferred Income Taxes	-	-	-	-	-	-
411	Deferred Income Taxes Credit	-	-	-	-	-	-
426.1	Donations	-	918	-	-	-	-
426.5	Other Deductions	-	907	-	-	-	4
427	Interest on Long-Term Debt	-	-	-	-	-	-
430	Interest on Debt to Assoc. Co.'s	-	-	-	-	-	-
431	Other Interest Expense	-	-	-	-	-	-

	TOTAL EXPENSES	$180	$21,884	$24,324	$164,537	$860	$12,461

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Period January 1 2004 to December 31, 2004
(In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
DEPARTMENT OR SERVICE FUNCTION (concluded)

	Description of Items	Marketing	Operations	Rates	Risk Management	Software Pooling	Supply Chain	Tax	Treasury

920	Salaries & Wages	$ -	$32,674	$315	$1,844	$ -	$9,696	$4,575	$1,366
921	Office Supplies & Exp	-	1,576	74	168	-	825	441	152
923	Outside Svcs Employed	169	16,908	94	11	-	314	1,336	47
924	Insurance-General Property	-	-	-	-	-	-	-	-
925	Injuries & Damages	-	93	-	-	-	-	9	-
926	Emp. Pensions & Benefits	-	8,263	59	521	-	2,659	1,362	334
930.1	Gen'l Advertising Exp	-	-	-	-	-	-	-	-
930.2	Misc General Expenses	-	1	-	-	-	-	2	8,352
931	Rents	-	131	-	16	-	5	6	61
932	Main of Struct & Equip	-	21	-	10	-	2	37	-
403	Depreciation & Amortization Exp	-	-	-	-	1,321	-	4	-
408	Taxes other than Income	-	2,470	20	150	-	790	362	98
409	Income Taxes	-	-	-	-	-	-	-	-
410	Deferred Income Taxes	-	-	-	-	-	-	-	-
411	Deferred Income Taxes Credit	-	-	-	-	-	-	-	-
426.1	Donations	-	-	-	-	-	56	-	-
426.5	Other Deductions	-	-	-	-	-	-	1	-
427	Interest on Long-Term Debt	-	-	-	-	-	-	-	-
430	Interest on Debt to Assoc. Co.'s	-	-	-	-	-	-	-	-
431	Other Interest Expense	-	-	-	-	-	-	-	-

	TOTAL EXPENSES	$169	$62,137	$562	$2,720	$1,321	$14,347	$8,135	$10,410

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year ended December 31, 2004
(In Thousands)

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920
Name of Department	Departmental Salary Expense Included in Amounts Billed to				Number of Personnel End of Year
Indicate each department or service function.	Total Amount	Parent Company	Other Associates	Non Associates

Regular Services
Accounting	$ 12,375	$ 261	$ 12,114	$ -	197
Auditing	2,863	7	2,856	-	38
Business Operations	23,183	301	22,882	-	318
Corporate Planning	2,726	292	2,434	-	35
Corporate Secretary	1,162	1,103	59	-	20
Customer Service	1,814	2	1,812	-	60
Employee Benefits	1,210	-	1,210	-	18
Energy Marketing	4,696	-	4,696	-	59
Environmental Compliance	6,547	4	6,543	-	83
Executive and Administrative	39,798	589	39,209	-	124
Exploration and Development	137	-	137	-	1
External Affairs	6,907	301	6,606	-	85
Human Resources	14,085	370	13,715	-	198
Information Technology	70,522	1	70,521	-	992
Investor Relations	237	178	59	-	4
Legal & Regulatory	7,535	360	7,175	-	75
Operations	32,674	-	32,674	-	373
Rates	315	-	315	-	2
Research	-	-	-	-	-
Risk Management	1,844	1	1,843	-	25
Supply Chain	9,696	-	9,696	-	129
Tax	4,575	278	4,297	-	62
Treasury	1,366	67	1,299	-	15

TOTAL	$246,267	$4,115	$242,152	$ -	2,913

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year ended December 31, 2004
(In Thousands)

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923
Description	From Whom Purchased	Relationship "A"=Associate "NA"=Non Associate	Amount

Accounting	DELOITTE & TOUCHE LLP	NA	$ 3,084
	misc (2 items)	NA	8
Total Accounting Service			3,092

Consultants	ADAMS & REESE LLP	NA	25
	ADVANTUS STRATEGIES LLC	NA	25
	AEGIS ENVIRONMENTAL INC	NA	80
	AND BEYOND COMMUNICATIONS	NA	28
	BECKMAN COULTER INC	NA	44
	BEVERLY E JONES	NA	35
	BG TWO TECHNOLOGIES LP	NA	37
	BUCKEYE ENERGY BROKERS INC	NA	50
	BURR WOLFF LP	NA	61
	CAPTECH VENTURES INC	NA	25
	COGNOS	NA	45
	CORPORATE EXECUTIVE BOARD	NA	124
	DUTKO GROUP THE	NA	117
	EEO MADE SIMPLE	NA	90
	ENTEQUITY LLC	NA	117
	ENTERO CORP	NA	476
	ENVIRONMENTAL RESOURCES	NA	40
	ENVIRONMENTAL SYSTEMS CORP	NA	45
	FTI CONSULTING INC	NA	121
	GARTNER GROUP INC	NA	65
	GENTILE CONSULTING	NA	101
	GIGA INFORMATION GROUP	NA	114
	GROM ASSOCIATES INC	NA	36
	HEWITT ASSOCIATES LLC	NA	25
	INTERWOVEN INC	NA	178
	IT GROUP INC	NA	28
	KAUFMAN NELSON PATTEE	NA	51
	KEANE INC	NA	38
	KPMG LLC	NA	92
	KRISTEN W MCCUNE	NA	28
	LEE HECHT HARRISON LLC	NA	65
	MALCOM PIRNIE INC	NA	27
	MARK T COX IV	NA	57
	MARKETPOINT INC	NA	25
	MERCER HUMAN RESOURCE CONSULTING	NA	554

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)
(In Thousands)
From Whom Purchased	Description	Relationship "A"=Associate "NA"=Non Associate	Amount

Consultants continued	MICHAEL BEKKER	NA	72
	MOORE REAL ESTATE CO LLC	NA	336
	MURPHY COMPANIES THE	NA	230
	NAVIGANT CONSULTING INC	NA	55
	NOLA COMUPTER SERVICES INC	NA	39
	NOVISTAR INC	NA	333
	PRESCOTT LEGAL SEARCH INC	NA	33
	PRICEWATERHOUSE COOPERS LLP	NA	203
	QED CONSULTING INC	NA	74
	R H OETTING & ASSOCIATES INC	NA	32
	RAPIDIGM INC	NA	315
	RICHARD T THATCHER	NA	120
	RYAN PHILLIPS UTRECHT & MACKINNON	NA	122
	SAS INSTITUTE INC	NA	26
	SENN DELANEY LEADERSHIP	NA	78
	SMITH HINAMAN & ASSOCIATES	NA	35
	SOFWERKS LLC	NA	70
	SOLARC INC	NA	142
	SOUTHERN CO SERVICES	NA	38
	STERLING COMMERCE	NA	82
	STONE & WEBSTER ENGINEERING	NA	53
	STONE & WEBSTER MANAGEMENT	NA	29
	STRUCTURE CONSULTING GROUP LLC	NA	297
	TOBIN INTERNATIONAL LTD	NA	246
	TOWERS PERRIN FORSTER & CROSBY	NA	29
	URS CORP	NA	133
	WATSON & WYATT CO	NA	364
	WILLIAM S MISTR	NA	99
	ZETTAWORKS LLC	NA	327
	Misc (165 items)	NA	1,057
Total Consultant Services			8,138

Contractor Labor	CORESTAFF SERVICES	NA	19,612
	PITNEY BOWES MANAGEMENT SERVICES	NA	346
	SECURITY SERVICES OF AMERICA	NA	63
	TEN SAILS CONSULTING INC	NA	25
	VANCE INTERNATIONAL COMPANY	NA	33
	VANCE UNIFORM PROTECTION	NA	144
	VIRGINIA EMERGENCY & OCCUPATIONAL PHYSICIANS	NA	136
	Misc (23 items)	NA	128
Total Contractor Labor Service			20,487

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)
(In Thousands)
From Whom Purchased	Description	Relationship "A"=Associate "NA"=Non Associate	Amount

Legal	AIG CLAIMS SERVICES INC	NA	25
	BRICKER & ECKLER LLP	NA	29
	BRUDER GENTILE & MARCOUX LLP	NA	47
	CANTOR ARKEMA PC	NA	88
	DAVIS WRIGHT TREMAINE LLP	NA	369
	GOODSILL ANDERSON QUINN & STIFEL	NA	26
	HOLLAND & HART LLP	NA	34
	HUNTON & WILLIAMS	NA	41
	IVINS PHILLIPS & BARKER	NA	413
	JACKSON WALKER LLP	NA	27
	KATTEN MUCHIN ZAVIS ROSENMAN	NA	97
	KAUFMAN & CANOLES	NA	149
	KIRKPATRICK & LOCKHART LLP	NA	65
	MCGUIREWOODS LLP	NA	960
	MILLER & WRUBEL PC	NA	132
	MORGAN LEWIS & BOCKIUS LLP	NA	124
	ROBINSON & COLE LLP	NA	62
	ROSE LAW OFFICE	NA	169
	RUSSELL R JOHNSON III	NA	28
	STEPTOE & JOHNSON PLLC	NA	34
	STORM WATER JOINT APPEALS FUND	NA	30
	MISC (142 items)	NA	5
Total Legal			2,954

Miscellaneous Services	ADP BISG PROXY	NA	121
	ADP INVESTOR COMMUNICATION SERVICES	NA	225
	ALCATEL USA MARKETING INC	NA	236
	ALDEN RESEARCH LABORATORY INC	NA	28
	AMERICAN EXPRESS	NA	435
	AMERICAN PAYMENT SYSTEMS INC	NA	1,633
	ARCUS DATA SECURITY	NA	71
	AT & T WIRELESS	NA	143
	AUSTIN TETRA INC	NA	30
	B W WILSON PAPER CO INC	NA	195
	BOB JONES JR PHOTOGRAPHY	NA	34
	CAMERON DAVIDSON	NA	107
	CAPITAL INTERIOR CONTRACTORS INC	NA	44
	CAPTECH VENTURES INC	NA	30
	CC TECHNOLOGIES INC	NA	155
	COASTAL BIOANALYSTS INC	NA	29
	COMMERCIAL TRAFFIC CO THE	NA	113
	COMMITTEE OF CHIEF RISK OFFICERS	NA	30
	COMMUNICATION DESIGN INC	NA	90

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)
(In Thousands)
From Whom Purchased	Description	Relationship "A"=Associate "NA"=Non Associate	Amount

Miscellaneous Services continued	CONTINENTAL HEALTH PROMOTION INC	NA	28
	CORPORATE ELECTION SERVICES INC	NA	70
	CT CORP SYSTEM	NA	87
	CT PARTS CO LLC	NA	46
	DAVID BREINING	NA	205
	DISASTER RECOVERY SERVICES INC	NA	120
	DOUG BUERLEIN PHOTOGRAPHY	NA	42
	ENVIRONMENTAL CO INC THE	NA	49
	FLOUR GLOBAL SERVICES DIV	NA	29
	GENERAL ELECTRIC CO	NA	350
	GRAPHIC EXPRESSIONS INC THE	NA	102
	GRID TYPOGRAPHIC SERVICES INC	NA	38
	HARRIS ROTHENBERG INTERNATIONAL	NA	33
	HENNEGAN CO	NA	435
	HEWITT ASSOCIATES LLC	NA	61
	HICKORY PRINTING GROUP INC THE	NA	51
	HIS ENERGY GROUP	NA	75
	INTERNATIONAL BUSINESS MACHINE CORP	NA	72
	JOHNSON INC	NA	115
	KENTUCKY ADULT EDUCATION	NA	192
	LOGICACMG	NA	154
	MALCOM PIRNIE INC	NA	41
	MARRIOTT CORP	NA	40
	MIAMI SYSTEMS CORP	NA	35
	MICHAEL BAKER JR INC	NA	70
	MOBILITY INC	NA	298
	NCO FINANCIAL SYSTEMS	NA	239
	NOLA COMPUTER SERVICES	NA	52
	NOVISTAR INC	NA	113
	OPEC CORP	NA	37
	PANTELLOS GROUP LP	NA	192
	PARKER & ASSOCIATES INC	NA	148
	PENN SCHOEN & BERLAND ASSOCIATES	NA	40
	PIASCIK & ASSOCIATES PC 33	NA	33
	PITNEY BOWES MANAGEMENT SERVICES	NA	79
	QUEST DIAGNOSTICS	NA	65
	RAYCOM MEDIA NATIONAL INC	NA	340
	RETEC GROUP INC THE	NA	34
	RLE SOFTWARE ENGINEERING INC	NA	138
	RR DONNELLEY RECEIVABLES INC	NA	300
	SCIENTECH INC	NA	138
	SEMOTUS SOLUTIONS INC	NA	34
	SIEMENS ENTERPRISE NETWORKS LLC	NA	53

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)
(In Thousands)
From Whom Purchased	Description	Relationship "A"=Associate "NA"=Non Associate	Amount

Miscellaneous Cont.	SOUND ENVIRONMENTAL SOLUTIONS INC	NA	34
	STERLING COMMERCE	NA	31
	SUNGARD AVAILABILITY SERVICES LP	NA	183
	TELECOMMUNICATION SYSTEMS INC	NA	26
	TELVENT CANADA LTD	NA	41
	TELVENT USA INC	NA	87
	TEN SAILS CONSULTING INC	NA	561
	THINK COMMUNICATIONS INC	NA	25
	THOMSON FINANCIAL CORPORATE GROUP	NA	35
	TO MARKET	NA	30
	TOBIN INTERNATIONAL	NA	28
	TRANS UNION LLC	NA	85
	TURBINE TECHNOLOGY INTERNATIONAL	NA	29
	US POSTAL SERVICE	NA	107
	VACO LLC	NA	35
	VENTURI STAFFING PARTNERS	NA	52
	WACHOVIA BANK NA	NA	40
	WACHOVIA SECURITIES	NA	50
	WUAB TV	NA	71
	ZETTAWORKS LLC	NA	96
	MISC ( 568 items)	NA	2,520
Total Miscellaneous Services			12,788

Training	BEA WEBXPRESS	NA	16
	CORPORATE TELELINK NETWORK	NA	36
	REEDY ENGINEERING INC	NA	27
	SYSTEMATION	NA	35
	TIBCO SOFTWARE INC	NA	33
	Misc (141 items)	NA	1,354
Total Training Services			1,501

Total Non-Associated Services			$48,960

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)
(In Thousands)
From Whom Purchased	Description	Relationship "A"=Associate "NA"=Non Associate	Amount

Dominion Field Services, Inc.	Services provided under the Ancillary Service Agreement	A	$ 106

Dominion Nuclear Connecticut	Services provided under the Ancillary Service Agreement	A	596

Dominion Products and Services, Inc.	Services provided under the Ancillary Service Agreement	A	121

Dominion Retail, Inc	Services provided under the Ancillary Service Agreement	A	98

Dominion Technical Solutions, Inc.	Services provided under the Ancillary Service Agreement	A	12,912

Dominion Transmission, Inc.	Services provided under the Ancillary Service Agreement	A	131

The East Ohio Gas Company	Services provided under the Ancillary Service Agreement	A	901

The Peoples Natural Gas Company	Services provided under the Ancillary Service Agreement	A	299

Virginia Electric and Power Company	Services provided under the Virginia Power Support Agreement	A	14,793

Virginia Power Energy Marketing	Services provided under the Ancillary Service Agreement	A	245

Miscellaneous (2 items)	Services provided under the Ancillary Service Agreement	A	5

TOTAL Associated Services			30,207

TOTAL for ACCOUNT 923			$79,167

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Period Ended January 1, 2004 to December 31, 2004
(In Thousands)

EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

Descripton	Amount

Executive Supplemental Compensation Program	$21,261

Employee Benefits - Other Post Employment Benefits	21,432

Employee Benefits - Medical	14,666

Employee Pensions	12,572

Employee Benefits - Savings Plan	6,350

Transfer/Relocation Expense	2,675

Employee Benefits - Dental/Vision	1,662

Medical Benefits - Life Insurance	1,600

Employee Benefits - Disability	672

Other Employee Benefits - Miscellaneous	636

Employee Benefit Plan Administration	486

Employee Relations Expense	411

Tuition reimbursement expense	385

TOTAL	$84,808

ANNUAL REPORT OF: Dominion Resources Services, Inc.
or the Year Ended December 31, 2004
(In Thousands)

GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

Description	Name of Payee	Amount

Advertising Agency Services	THE MARTIN AGENCY INC	$3,749
Sports Sponsorship	PRO FOOTBALL INC	1,148
Advertising Agency Services	JOHNSON INC	134
Media Advertising	RAYCOM MEDIA NATIONAL INC	38
Advertising Agency Services	BIG RIVER ADVERTISING LLC	19
Publishing Services	PENTAGON PUBLISHING INC	5
Advertising Agency Services	RICHMOND TIMES DISPATCH	6
Recruitment Advertising	TMP WORLDWIDE	21
Recruitment Advertising	ROBERT HALF (refund)	(10)
Recruitment Advertising	AJILON FINANCE (refund)	(11)
	Other (less than $3,000)	10

TOTAL		$5,109

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441(b)(2)) shall be separately classified.
Description	Amount

Bank & Financing Fees	$7,488
Civic & Industry Association Dues	797
Operating, Licensing, Environmental & Miscellaneous Fees and Expenses	577
$8,862
TOTAL

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

RENT - ACCOUNT 931

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts

Type of Property	Amount

Buildings/Facilities	$18,924

Computer Equipment	2,661

Office Equipment	653

Vehicles	4,784

TOTAL	$27,022

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

TAXES OTHER THAN INCOME TAXES - ACCOUNT 408

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

	Kind of Tax	2004 Amount

(A)	Other Than U. S. Government Taxes
	State Unemployment Tax	$ 432
	Real Estate & Personal Property Taxes	1,211
	Sales and Miscellaneous Business Taxes	167

	SUBTOTAL	1,810

(B)	U. S. Government Taxes
	Federal Social Security Tax	18,954
	Federal Unemployment Tax	181

	SUBTOTAL	19,135

	TOTAL	$20,945

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

DONATIONS - ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.
Name of Recipient	Purpose of Donation	Amount

Educational Donations:
	BENEDICTINE HIGH SCHOOL	$ 8
	CHESTERFIELD COUNTY SCHOOLS	3
	HOOD COLLEGE	5
	LESLEY UNIVERSITY	15
	MAGGIE L WALKER GOVERNORS SCHOOL	10
	NORFOLK STATE UNIVERSITY FOUNDATION	3
	NORTHERN VIRGINIA COMMUNITY COLLEGE	3
	UNITED NEGRO COLLEGE FUND	6
	UNIVERSITY OF VIRGINIA FUND	5
	VIRGINIA UNION UNIVERSITY	5
	Miscellaneous (58 items)	10
	TOTAL	73

Fine Arts Donations:
	ASHLAWN OPERA FESTIVAL	3
	CHILDRENS MUSEUM OF PITTSBURGH	5
	PITTSBURGH CULTURAL TRUST	10
	PITTSBURGH OPERA	5
	PITTSBURGH SYMPHONY ASSOCIATION	5
	RICHMOND BALLET	5
	VIRGINIA ARTS FESTIVAL	5
	VIRGINIA MUSEUM OF FINE ARTS	23
	VIRGINIA PERFORMING ARTS FOUNDATION	10
	Miscellaneous (11 items)	10
	TOTAL	81

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

DONATIONS - ACCOUNT 426.1 (continued)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.
Name of Recipient	Purpose of Donation	Amount

Medical/Health Donations:
	ALZHEIMERS ASSOCIATION	6
	AMERICAN CANCER SOCIETY	15
	AMERICAN HEART ASSOCIATION	13
	BON SECOURS RICHMOND HEALTH CARE FOUNDATION	10
	CANCER RESEARCH FOUNDATION OF AMERICA	5
	INOVA HEALTH SYSTEMS FOUNDATION	5
	LEUKEMIA & LYMPHOMA SOCIETY	5
	NATIONAL MULTIPLE SCLEROSIS SOCIETY	5
	Miscellaneous (13 Items)	8
	TOTAL	72

Miscellaneous Donations
	1708 GALLERY	3
	ALLIANCE FOR THE CHESAPEAKE BAY	5
	ALTOONA BICYCLE CLUB	3
	AMERICAN FISHERIES SOCIETY VIRGINIA CHAPTER	5
	APVA ASSOC FOR THE PRESERVATION OF VA ANTIQUITIES	5
	ARAB AMERICAN INSTITUTE FOUNDATION	5
	BACONS CASTLE MEMORIAL ASSOCIATION	3
	BARKSDALE THEATRE	5
	CENTRAL VIRGINIA FOODBANK	5
	CHAPLAIN SERVICE OF THE CHURCHES OF VIRGINIA, INC	5
	CHILDREN OF GOD RELIEF FUND	3
	CHOANOKE AREA DEVELOPMENT ASSN	5
	CLEVELAND DEVELOPMENT FOUNDATION	5
	CLEVELAND GROWTH ASSOCIATION	3
	CIVIC LIGHT OPERA GUILD	5
	COMFORT ZONE CAMP INC	15
	CONGRESSIONAL BLACK CAUCUS FOUNDATION	8
	CROSS OVER MINISTRY	10
	EASTER SEALS VIRGINIA	5
	ESI CONNECTIONS	3

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

DONATIONS - ACCOUNT 426.1 (continued)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.
Name of Recipient	Purpose of Donation	Amount

Miscellaneous Donations con't
	FESTIVAL OF INDIA	6
	FOUNDATION FOR STUDENT COMMUNICATION, INC	3
	FOUNDATION FOR VIRGINIA	10
	FREDERICKSBURG REGIONAL ALLIANCE	10
	GIRL SCOUT COMMONWEALTH COUNCIL	5
	GREATER PITTSBURGH SISTER CITIES ASSOCIATION	3
	GREATER RICHMOND CHAMBER FOUNDATION LEADERSHIP METRO RICHMOND	11
	GREATER RICHMOND URBAN LEAGUE	5
	GREATER WASHINGTON INITIATIVE	5
	HALIFAX COUNTY BUSINESS HORIZONS	5
	HAMPTON ROADS BLACK MEDIA PROFESSIONALS	3
	HAND WORKSHOP ART CENTER	3
	HISPANIC COMMITTEE OF VA	3
	HISTORICAL SOCIETY OF WESTERN PENNSYLVANIA	14
	HOPE IN THE CITIES	5
	HOPE STREET KIDS	5
	JAMES RIVER WRITERS FESTIVAL	5
	JUNIOR LEAGUE INC	3
	LATIN BALLET OF VA	3
	LEADERSHIP METRO RICHMOND	10
	LEADERSHIP SEMINARS OF AMERICA INC	3
	LEGAL INFORMATION NETWORK FOR CANCER	3
	LIBRARY OF VIRGINIA FOUNDATION	3
	LIVING THE DREAM INC	5
	LOUISA COUNTY OF SHERIFFS DEPT	3
	MARTIN LUTHER KING JR MEMORIAL	15
	MAYMONT FOUNDATION	3
	MEALS ON WHEELS	4
	MEDICAL SOCIETY OF VIRGINIA FOUNDATION	5
	METROPOLITAN BUSINESS LEAGUE	20

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

DONATIONS - ACCOUNT 426.1 (continued)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.
Name of Recipient	Purpose of Donation	Amount

Miscellaneous Donations con't.
	NATIONAL ASSOCIATION FOR THE ADVANCEMENT OF COLORED PEOPLE	11
	NATIONAL ASSOCIATION OF STATE TREASURERS	8
	NATIONAL CONFERENCE FOR COMMUNITY & JUSTICE	3
	NATURE CONSERVANCY	10
	NEW VIRGINIA REVIEW	3
	NORTHERN VIRGINIA FAMILY SERVICES	3
	PENNSYLVANIA ECONOMIC DEVELOPMENT	3
	PITTSBURGH CARES	3
	PITTSBURGH PARKS CONSERVANCY	3
	PITTSBURGH VOYAGER	17
	PROGRESSIVE POLICY INSTITUTE DUTKO GROUP	31
	RICHMOND BOYS CHOIR	3
	RICHMOND PARADE INC	3
	SALVATION ARMY	19
	SEVENTEENTH STREET FARMERS MARKET	5
	SHENANDOAH VALLEY PARTNERSHIP	3
	SISTER FOR SISTER LLC	3
	SOCIETY FOR THE PREVENTION OF CRUELTY TO ANIMALS	7
	SOLDIERS & SAILORS	3
	STATE FAIR OF VIRGINIA	6
	STREAM RESTORATION INC	3
	THOMAS JEFFERSON PARTNERSHIP	8
	TIM REID SCHOLARSHIP FOUNDATION	5
	TRANSITIONAL HOUSING BARN INC	4
	TWENTY FIRST CENTURY VIRGINIA	5
	U S FORESTRY SERVICE	3
	UNITED WAY SERVICES UNITED DISTRIBUTION ENERGY SHARE	20
	URAN LEAGUE	9
	UTILITY WORKERS UNION OF AMERICA OPERATION FAMILY	3

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

DONATIONS - ACCOUNT 426.1 (continued)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.
Name of Recipient	Purpose of Donation	Amount

Miscellaneous Donations con't.
	VALENTINE RICHMOND HISTORY CENTER	5
	VIRGINIA ASSOCIATION OF COMMUNITY SERVICES BOARD	5
	VIRGINIA BEACH NEPTUNE FESTIVAL	5
	VIRGINIA CHAMBER OF COMMERCE	5
	VIRGINIA COMMISSION FOR NATIONAL & COMMUNITY SERVICE	3
	VIRGINIA COMMONWEALTH OF TREASURER GAME & INLAND FISHERIES DEPT	5
	VIRGINIA COMMONWEALTH OF TREASURER FOR MILK COMMISSION	10
	VIRGINIA ENERGY PROVIDERS ASSOCIATON	75
	VIRGINIA HISPANIC CHAMBER OF COMMERCE	10
	VIRGINIA LEGISLATIVE BLACK CAUCUS FOUNDATION	15
	VIRGINIA MINORITY SUPPLIER DEVELOPMENT COUNCIL	3
	VIRGINIA POVERTY LAW CENTER	5
	VIRGINIA PUBLIC ACCESS PROJECT	10
	VIRGINIA TECH TREASURER	5
	VIRGINIAS GATEWAY REGION	5
	WASHINGTON BACH CONSORT	5
	WOLF TRAP FOUNDATION	20
	WQED MULTIMEDIA	3
	YOUNG MENS CHRISTIAN ASSN GREATER RICHMOND	6
	YOUNG WOMENS CHRISTIAN ASSN	3
	Miscellaneous (474 items less than $3,000)	189
		884

TOTAL DONATIONS		$1,110

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

OTHER DEDUCTIONS - ACCOUNT 426.5

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

Description	Name of Payee	Amount

Lobbying Activities	Various	$ 703
Civic / Political Activities	Various	283
Life Insurance Premiums	Various	85
Miscellaneous	Various	12

Total Other Deductions		$1,083

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements, Schedule XIV, pages 19-21.

ANNUAL REPORT OF: Dominion Resources Services, Inc.

METHODS OF ALLOCATION

See Exhibit I filed herewith.

ANNUAL REPORT OF: Dominion Resources Services, Inc.

ORGANIZATION CHART - 2004

Board of Directors

President and Chief Executive Officer

Executive Vice President

Senior Vice President and Treasurer
Senior Vice President - Information Technology & Chief Information Officer
Senior Vice President - External Affairs & Corporate Communications
Senior Vice President - Law
Senior Vice President

Vice President and Controller
Vice President and Corporate Secretary
Vice President and General Auditor
Vice President and General Counsel
Vice President - Business Planning & Market Analysis
Vice President - Chief Environmental Officer
Vice President - Enterprise Risk Management
Vice President - External Affairs & Corporate Communications
Vice President - Financial Management
Vice President - Financial Planning
Vice President - Human Resources
Vice President - Nuclear Engineering
Vice President - Regulation
Vice President - Shared Services
Vice President - Tax

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

Company	TOTAL Allocation of Interest

CNG Coal Company	$ -
CNG International Corporation	-
CNG Iroquois, Inc	-
CNG Main Pass Gas Gathering Corporation	-
CNG Oil Gathering Corporation	-
CNG Pipeline Company	-
CNG Power Services Corporation	1
Consolidated Natural Gas Company	2
Dominion Alliance Holding, Inc.	-
Dominion Armstrong Services Company, Inc.	1
Dominion Capital, Inc.	16
Dominion Cleveland Thermal, Inc.	2
Dominion Cove Point LNG, LP	10
Dominion Elwood Services Company, Inc.	4
Dominion Energy Clearinghouse Canada	1
Dominion Energy, Inc.	57
Dominion Energy Marketing, Inc.	37
Dominion Energy Services Company, Inc.	13
Dominion Energy Terminal Company, Inc.	-
Dominion Exploration & Production, Inc.	95
Dominion Field Services, Inc.	3
Dominion Greenbrier, Inc.	-
Greenbrier Pipeline Company, LLC	-
Dominion Lands, Inc.	1
Dominion Nuclear Connecticut, Inc	133
Dominion Nuclear North Anna, LLC	2
Dominion Ohio ES, Inc.	-
Dominion Oklahoma Texas E&P, Inc.	38
Dominion Pleasants Services Company, Inc.	2
Dominion Products & Services, Inc.	5
Dominion Reserves, Inc.	24
Dominion Resources, Inc.	32
Dominion Retail, Inc.	15
Dominion State Line Energy, LLC	9
Dominion Technical Solutions, Inc.	4
Dominion Telecom Services, Inc.	4
Dominion Transmission, Inc.	103
Dominion Troy Services Company, Inc.	2
Hope Gas, Inc.	22
The East Ohio Gas Company	147
The Peoples Natural Gas Company	59
Tioga Properties, LLC	-
Virginia Electric and Power Company	789

ANNUAL REPORT OF: Dominion Resources Services, Inc.
For the Year Ended December 31, 2004
(In Thousands)

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED (Continued)

Company	TOTAL Allocation of Interest

Virginia Power Energy Marketing, Inc.	41
Virginia Power Nuclear Services Company	1
VP Property, Inc.	-
Virginia Power Services, Inc.	-
Virginia Power Services Energy Corp., Inc.	1

TOTALS	$1,676

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

April 27, 2005

Dominion Resources Services, Inc.
(Name of Reporting Company)

By: /s/ Steven A. Rogers
(Signature of Signing Officer)

Steven A. Rogers
Vice President and Controller
Dominion Resources Services, Inc.
(Printed Name and Title of Signing Officer)

METHODS OF ALLOCATION FOR DRS - EXHIBIT I

DOMINION RESOURCES SERVICES, INC.

The Service Department or Function formulas to be used when employees render services to all Dominion Companies participating in such service, for the services indicated are set forth below.

Service Department or Function	Basis of Allocation
Accounting:
Payroll Processing	Number of employees on the previous December 31st.
Accounts Payable Processing	Number of accounts payable documents processed during the preceding year ended December 31st.
Fixed Assets Accounting	Dominion Company fixed assets added, retired or transferred during the preceding year ended December 31st.
Accounts Receivable Processing	Number of payments processed during the preceding year ended December 31st.

Information Technology, Electronic Transmission, and Computer Services:
LDC/EDC Computer Applications	Number of customers at the end of the preceding year ended December 31st.
Other Computer Applications	Number of users or usage of specific computer systems at the end of the preceding year ended December 31st.
Network Computer Applications	Number of network devices at the end of the preceding year ended December 31st.
Telecommunications Applications	Number of telecommunications units at the end of the preceding year ended December 31st

Employee Benefits/Pension Investment:
Employee Benefits/ Pension Investments	The number of employee and annuitant accounts as of the preceding December 31st.

Human Resources:
Human Resources	The number of employees as of the preceding December 31st.

Business and Operations Services:
Energy Services	Energy sale and deliveries for the preceding year ended December 31st.
Facility Services	Square footage of office space as of the preceding year ended December 31st.
Fleet Administration	Number of vehicles as of the preceding December 31st
Security	The number of employees as of the preceding December 31st.
Gas Supply	Gas volumes purchased for each Dominion Company for the preceding year ended December 31st.

Risk Management:
Risk Management	Insurance premiums for the preceding year ended December 31st.

METHODS OF ALLOCATION FOR DRS - EXHIBIT I

DOMINION RESOURCES SERVICES, INC.

(Continued)

Service Department or Function	Basis of Allocation

Marketing:
Shared Projects	Annual marketing plan expenses for the preceding year ended December 31st.
Other Indirect Costs	Total marketing direct and shared project costs billed to each Dominion Company for the preceding year ended December 31st.

Medical:
Medical Services	Number of employees on the previous December 31st.

Corporate Planning:
Corporate Planning	Total capitalization recorded at preceding December 31st.

Supply Chain:
Purchasing	Dollar value of purchases for the preceding year ended December 31st.
Materials Management	Material inventory assets as of the preceding year ended December 31st.

Tax:
Tax Accounting and Compliance	The sum of the total income and total deductions as reported for Federal Income Tax purposes on the last return filed.

Customer Services:
Customer Payment (Remittance) Processing	Number of customer payments processed during the preceding year ended December 31st.
Other Customer Services	For metering, the number of gas or electric meters for the preceding year ended December 31st; otherwise the number of customers for the preceding year ended December 31st.

Treasury/ Finance:
Treasury and Cash Management	Total capitalization recorded at preceding December 31st.

Rates

Total regulated company operating expenses, excluding purchased gas expense, purchased power expense (including fuel expense), other purchased products and royalties, for the preceding year ended December 31st.

Research	Gross revenues recorded during the preceding year ended December 31st.

All Dominion Companies (includes all Dominion Companies except DRS)

Total operating expenses, excluding purchased gas expense, purchased power expense (including fuel expense), other purchased products and royalties, for the preceding year ended December 31st for the affected Dominion Companies.